Filed by Blue Owl Capital Corporation III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

On August 7, 2024, Blue Owl Capital Corporation III (“OBDE”) held a conference call to discuss OBDE’s financial results for the quarter ended June 30, 2024. The conference call contained information regarding the proposed acquisition (the “Merger”) of OBDE by Blue Owl Capital Corporation (“OBDC”). The following are excerpts from the transcript of OBDE’s August 7, 2024 conference call discussing the proposed merger of OBDE and OBDC.

Mike Mosticchio, Head of Investor Relations

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In addition, the Company issued a press release announcing that OBDE has entered into a merger agreement with Blue Owl Capital Corporation, or OBDC, our affiliate BDC, also traded on the New York Stock Exchange. The merger is subject to the satisfaction of customary closing conditions, including shareholder approval. We have also posted an investor presentation with additional details about this transaction.

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All materials referenced on today’s call, including the earnings press release, earnings presentation, 10-Q and merger presentation are available on the Investors section of the company’s website at blueowlcapitalcorporationiii.com.

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Craig Packer, CEO

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•	Yesterday after market close, we announced that OBDE has entered into a merger agreement with Blue Owl Capital Corporation, with OBDC as the surviving company.

•	On the call today, I will start with a brief overview of OBDE’s quarterly results and then would like to share my thoughts on the anticipated benefits for shareholders of the combined company.

•	I will then hand it over to Logan, who will provide an overview of our investing activities for the quarter.

•	Next, Jonathan will further discuss the results for the quarter and cover additional details of the merger agreement.

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•	Next, I would like to spend a moment on our recently announced combination.

•	We have long believed that it would make sense to streamline our BDC platform under the right conditions, and now is the right moment to do that.

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Both OBDC and OBDE have generated near-record returns over the last year, and they have demonstrated the quality of their portfolios. The public BDC market environment has been solid with BDC equities trading at valuation premiums to historical averages, and, as an asset class, private credit has performed exceptionally well over the past few years. We believe that all of these elements combine to create the right alignment to deliver on our vision.

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While the markets have seen increased short-term volatility over the past week, we remain confident in our portfolios and the value proposition that this merger will offer to shareholders. As Jonathan will elaborate on later, this transaction has also been thoughtfully structured to allow for the best mutual outcome whatever the market environment.

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While we are confident in OBDE on a stand-alone basis and we believe it will continue to be successful, we are excited about the benefits we expect this merger will bring to shareholders of OBDE if it is approved.

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If you have not spent time evaluating the OBDC portfolio, you will see it is extremely similar to OBDE’s portfolio. Both funds employ the same investment strategy, and we have been allocating the same investments to both portfolios since OBDE’s inception in 2020. As a result, approximately 90% of the investments in OBDE are also in OBDC. We expect that the proposed merger with OBDC will add approximately $13.3 billion of investments to OBDE’s portfolio, bringing total investments to approximately $17.7 billion as of June 30. It would also establish our position as the second largest publicly traded BDC by total assets.

•	We believe shareholders will benefit from the increased scale of the combined company in multiple ways:

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First, the merger would provide further diversification in our combined portfolio. Upon completion of the merger, the average position size in our portfolio will be less than 40 basis points. Diversification has always been critical to risk mitigation, reducing reliance on the success of any one investment, and this merger strengthens that effort.

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Second, we will maintain excellent credit quality in the combined portfolio. Often, adding this much incremental scale comes with increased risk. However, this merger allows us to combine with a high-quality diversified portfolio that has been managed by Blue Owl since inception.

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Third, as a result of how this transaction is structured, OBDE shareholders will be receiving shares of OBDC, which trade at a higher multiple and offer deeper liquidity. Today, shares of OBDC are much more liquid than shares of OBDE and we expect the larger market capitalization of the combined company will further enhance OBDC’s liquidity.

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Fourth, the combined company is expected to have more diverse and efficient access to capital, including the potential to access debt financings at more favorable terms. We expect OBDE to benefit from OBDC’s lower average cost of debt, which was over 100 bps lower as of June 30th. OBDE shareholders should also benefit from OBDC’s credit ratings profile, which are generally better.

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We expect the transaction to be immediately accretive to net investment income for shareholders of OBDE, driven by OBDC’s higher portfolio yield and lower cost of debt, and operational savings we expect to generate through the elimination of duplicative expenses, which we estimate could be in excess of $5 million in year one.

•	Over the long term, NII should benefit further from incremental yield as we optimize the portfolio mix and generate cost savings from capital structure improvements.

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Finally, as a sign of support from Blue Owl, OBDE and OBDC will be reimbursed for fees and expenses associated with the proposed merger up to a cap of $4.25 million in total, which will be paid for by OBDC’s advisor if the proposed merger is consummated.

•	Now, I will turn it to Jonathan to provide more detail on our financial results and where to find materials on our proposed merger with OBDC.

Jonathan Lamm, CFO

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Next, turning to the merger. I’d like to highlight that additional information regarding the proposed merger will be available in the joint proxy statement/prospectus that OBDC and OBDE intend to file publicly in the coming weeks. Those filings will be accessible on the SEC’s website as well as OBDE and OBDC’s websites.

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Additionally, I’d like to direct you to the Investors section of OBDE’s website, which includes an investor presentation with additional details about this transaction, and the Events section of OBDC’s website, which includes a replay of the Q2 2024 earnings call from this morning with additional details about the rationale behind the proposed merger.

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At a high level, the merger is structured to allow for both OBDC and OBDE shareholders to benefit, and is structured to value OBDE at a potential premium to NAV depending on the trading price of OBDC prior to closing.

•	In terms of timing, we are expecting to close the transaction in the first quarter of 2025, subject to customary closing conditions, including shareholder approval.

•	Between today and the close of the transaction, shareholders should expect to receive at least one more regular dividend of $0.35 per share, plus two special dividends totaling $0.12 per share.

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Around the time of closing, subject to board approval, shareholders can also expect to receive the last two special dividends, totaling another $0.12 per share, plus all additional undistributed spillover income left after the payment of the previously declared dividends, which would total $0.19 per share as of June 30th.

•	Altogether, these equate to a return of approximately 13% on dividends alone for shareholders holding the stock as of the close, based on Monday’s closing price.

•	Finally, if the merger closes prior to January 25th, the last lock-up on shares of OBDE will be waived.

•	And now, I’ll hand it back to Craig to provide final thoughts for today’s call.

Craig Packer, CEO

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•	While OBDE is a successful public company stand-alone, we believe this transaction to combine with OBDC is another step in creating shareholder value.

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We believe that the proposed merger will deliver a more scaled and diversified portfolio to help navigate the dynamic operating environment ahead, while also allowing shareholders to benefit from increased efficiencies and a lower cost of financing. Upon merger close next year, as the second-largest public BDC, we expect that the combined company will continue to be a market leader.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Diversified Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plan to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement will contain important information about OBDC, OBDE, the Merger and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.